UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)1

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

DAVID E. LAZAR

30B, Tower 200 The Towers

Winston Churchill

San Francisco, Paitilla

Panama City, Panama 07196

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,052,500[1]
	8	SHARED VOTING POWER 1,447,867[2]
	9	SOLE DISPOSITIVE POWER 6,052,500[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,367[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.9%[3]
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (a) 25,000 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”), (b) 3,227,500 shares of Common Stock issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), which are convertible within 60 days, and (c) 2,800,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days (the “Warrants”).
(2)	The Reporting Person has shared voting power over 1,447,867 shares of Common Stock pursuant to the Voting Agreement described in Item 6 of the Schedule 13D.
(3)	Consists of (a) 25,000 shares of Common Stock directly beneficially owned by the Reporting Person, (b) 6,027,500 shares of Common Stock owned by the Reporting Person upon conversion of the shares of Series A Preferred Stock or exercise of the Warrants and (c) 1,447,867 shares of Common Stock which the Reporting Person shares voting power over pursuant to the Voting Agreement described in Item 6 of the Schedule 13D.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

5,600,000 Shares were purchased by the Reporting Person with personal funds pursuant to a securities purchase agreement, dated as of January 23, 2024, by and between the Issuer and the Reporting Person, as further described in Item 6 of the Schedule 13D. On January 22, 2024, the Issuer granted the Reporting Person 25,000 Shares pursuant to the Issuer’s Non-Employee Directors Compensation Plan. In addition, on October 21, 2024, the Issuer granted the Reporting Person 305,357 shares of Series A Preferred Stock, which is convertible into 427,500 shares of Common Stock. The aggregate purchase price of the 6,052,500 Shares directly beneficially owned by the Reporting Person is approximately $2,800,000.

In addition, the Reporting Person did not pay any consideration for the 1,447,867 Shares that the Reporting Person shares voting power over. The Reporting Person shares voting power of such Shares pursuant to the Voting Agreement, as further described in Item 6 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a)-(c) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,837,189 shares of Common Stock outstanding, which is the total of (a) 2,809,689 shares of Common Stock outstanding as of August 19, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2024 and (b) an aggregate of 6,027,500 shares of Common Stock directly beneficially owned by the Reporting Person upon the conversion of the Series A Preferred Stock or exercise of the Warrants.

A.	Reporting Person

(a)	As of the close of business on November 14, 2024, the Reporting Person beneficially owned 7,500,367 Shares.

Percentage: Approximately 84.9%

(b)	1. Sole power to vote or direct vote: 6,052,500
2. Shared power to vote or direct vote: 1,447,867
3. Sole power to dispose or direct the disposition: 6,052,500
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person was granted 305,357 shares of Series A Preferred Stock on October 21, 2024, which are convertible into 427,500 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 13, 2024, the Reporting Person entered into a Securities Purchase Agreement (the “November 2024 Purchase Agreement”) with the purchasers named therein (the “November 2024 Purchasers”), pursuant to which the Reporting Person agreed to sell to the Purchasers all of his right and interest in either (i) 1,570,027 shares of Series A Preferred Stock (“Closing 1”) or (ii) 2,000,000 shares of Series A Preferred Stock (“Closing 2”), which is dependent on whether certain conditions are satisfied. If Closing 1 is exercised, the aggregate purchase price to be paid by the Purchasers under the November 2024 Purchase Agreement will be $4,000,000. If Closing 2 is exercised, the aggregate purchase price to be paid by the Purchasers under the November 2024 Purchase Agreement will be $500,000. Within five business days following November 13, 2024, the Purchasers are required to wire $200,000 to the Reporting Person as an advance of the applicable purchase price. The November 2024 Purchase Agreement is subject to the satisfaction of certain closing conditions, including approval by the Issuer’s board of directors and stockholders of certain actions, continued listing of the Common Stock on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or any successors to any of the foregoing, evidence of termination of the Purchase Agreement (as defined in Schedule No. 2), and contains customary representations, warranties and agreements of the Reporting Person and the Purchasers, indemnification rights and other obligations of the parties. Following the execution of the November 2024 Purchase Agreement, the parties also intend to enter into an escrow agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

/s/ David E. Lazar
DAVID E. LAZAR

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